May 26, 2011

Sandra M. DaDalt, Esquire
Assistant Vice President and Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
112 Worcester Street
Wellesley Hills, MA 02481

      Re: Sun Life of Canada (U.S.) Variable Account K
               Initial Registration Statements on Form N-4
               File Numbers: 333-173301 and 811-22012

Dear Ms. DaDalt:

The staff has reviewed the above-referenced registration statement, which the Commission received on April 5, 2011. Our comments are set forth below. Section references and capitalized terms correspond to the prospectus filed with the registration statement. Item references are to the item numbers set forth in Form N-4.

1. **General Comments**
   (a) Please note that each filing has material information, including fees and charges, missing. Please file a pre-effective amendment with all missing information, financial statements and exhibits.
   (b) Despite the inclusion of a "Glossary," please define each defined term the first time it is used in the prospectus.

2. **Cover Page**
   (a) The names of all portfolio companies must be listed (rather than the names of the investment companies) on the cover page, or on the inside front cover page, if too numerous to list on the cover page. See Item 1(a)(viii).
   (b) Please provide a direct link to the location where the SAI may be found on the company's website.

3. **Key Facts About Sun Life Solutions Variable Annuity**
   (a) All material state variations must be described in the prospectus, and a representation to that effect must be made in the prospectus. Accordingly, delete the cross-reference to the Contract, riders and endorsements in the second paragraph.
   (b) Please clarify if the Contract Value Death Benefit is the standard death benefit—i.e. the benefit provided if neither the ROP Death Benefit nor the HAV Death Benefit is elected.
   (c) Please clarify whether you currently allow optional benefits to be elected after the Issue Date and whether the Open Date requirement remains in place.

(d)Please add in the second sentence of the second paragraph dealing with the "free look" right that "if state or federal law requires the return of Purchase Payments, you will refund the greater of… Alternatively, please use the same language as in the discussion later in the prospectus under "Right to Return Your Contract."

4. Fees and Expenses
(a)Please confirm that the maximum M&E charge is shown for each benefit scenario.
(b)Please explain the maximum payment charge (on annual basis) and the maximum annual charge for optional benefits lines.

5. Financial Condition of the Company
Please revise the last sentence of the first paragraph to clarify that Variable Account Assets which exceed Variable Account liabilities are only available to cover liabilities of the general account to the extent of earned fees and charges and seed money.

6. Owner, Annuitant and Beneficiary Designations
Please clarify whether changes of ownership "may" or "will" cancel optional living benefits.

7. Partial Withdrawals
Please clarify if Contract Value is reduced by applicable charges and taxes.

8. Key Terms
Please correct the typographical error in the introduction.

9. Single-Life and Joint-Life Coverage
The second to last bullet of the "Please Note" section regarding the situation when there has been a change of spouse appears to conflict with the language in the third paragraph of the "Joint-Life Coverage" section under the heading ""Death of Owner." Please clarify.

10. Contract Value Goes to Zero
Please explain the difference between the circumstances described in the second paragraph regarding when Contract Value is reduced to zero and the circumstances described in the last paragraph of this section.

11. Calculation of the Living Benefit
Please explain why you are not able to block transfers and investments to funds which are not a Designated Fund, rather than causing such transfers or investments to trigger a termination of the Living Benefit." Alternatively, please disclose any procedures that could prevent an inadvertent termination of benefits (i.e. notification and reallocation of transferred amounts).

12. **Annuitization under the Living Benefit**
    Since a variable option is available under the Contract, please change the default option to the variable option.

13. **Payment of the Death Benefit**
    Please specify how death benefits can be deferred or cross-reference the section of prospectus where this is discussed.

14. **Changes to Fund Classifications**
    Please specify if the change upon step-ups is currently in force.

15. **Withdrawal Charge**
    Please eliminate the word "may" "before impose a withdrawal charge."

16. **Nursing Home Waiver of Withdrawal Fee**
    Please specify in the prospectus the states or jurisdictions where such waiver is approved.

17. **Premium Taxes**
    Please specify whether you currently deduct for applicable premium or other taxes

18. **Right to Return your Contract**
    (a)Please specify what amount is returned if the Contract is held under an IRA—i.e. the greater of Purchase Payments or Surrender Value.
    (b)With respect to the Note regarding California, please explain why you do not specify that you will be returning Contract Value.

19. **Exhibts**
    Please attach actual, rather than "Specimen" forms of, agreement, and identify other similar agreements in accordance with Rule 483(d)(2).

20. **Tandy comment**
    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
- the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments have been addressed. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After our comments have been addressed, the Registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, please call the undersigned at (202) 551-6922.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Product